SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2005

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:

ICOS Vision Systems Corporation NV	Lippert/Heilshorn & Associates, Inc.
Tel: 32 16 398 220	212-838-3777
Investor.relations@icos.be	jburfening@lhai.com

ICOS VISION SYSTEMS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2005

Heverlee, Belgium – October 27, 2005 - ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced its unaudited financial results for the third quarter ended September 30, 2005.

Revenues for the three months ended September 30, 2005 were € 19.7 million, representing an increase of approximately 22% over second quarter revenues of € 16.1 million, and a decrease of 20% compared to the € 24.7 million reported for the third quarter of 2004. Income from operations for the third quarter of 2005 was € 4.3 million, 58% higher than the second quarter’s operating income of € 2.7 million and 48% lower than the € 8.3 million reported for the third quarter of 2004. Net income for the third quarter of 2005 was € 3.3 million, or 31 Eurocents per share, compared to net income of € 2.1 million, or 20 Eurocents per share, for the second quarter of 2005 and to net income of € 5.8 million, or 55 Eurocents per share, for the third quarter of 2004.

Revenues for the nine months ended September 30, 2005 were € 52.0 million, representing a decrease of 29% over € 73.0 million for the same period in 2004. Income from operations for the first nine months of 2005 was € 9.4 million compared to € 24.2 million for the same period last year. Net income for the first nine months of 2005 was € 7.1 million, or 67 Eurocents per share, compared to net income of € 17.1 million, or € 1,62 per share, for the first nine months of 2004.

“Our strong performance in the third quarter benefited from the market recovery supplemented by an increase in new product shipments,” said Anton DeProft, ICOS’ President and Chief Executive Officer. “These new products, which are gaining market acceptance, are the cornerstone of our strategy to broaden our footprint by continually investing in the development of innovative technology and advanced inspection tools. Our success with these initiatives continues to fortify ICOS’ leadership position in the market for inspection equipment.”

Mr. DeProft concluded, “Our visibility is improving and we anticipate continued strengthening of market demand. Based on a combination of ongoing market recovery and new product growth, we expect to produce sequential revenue growth comparable with or better than the third quarter growth and continued improvement in our operating and net margins.”

About ICOS

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. It is a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PCs, cars or portable phones. ICOS’ systems perform two- and three-dimensional (2D and 3D) inspections as part of the final visual quality control step in the manufacture of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from its complete systems, ICOS also offers inspection subsystems for integration in other equipment.

ICOS is headquartered in Heverlee, Belgium and has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea and production facilities in Belgium, Hong Kong and China.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release, such as market conditions and the Company’s expected financial performance in the fourth quarter of 2005, and any other statements about ICOS’ plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, the risk that improved order intake will not translate into increased orders, and that certain orders may be rescheduled or cancelled; the Company’s dependence on the cyclical semiconductor and electronic assembly industries; uncertainties inherent in the development of new products and the enhancement of existing products, including technical and regulatory risks, cost overruns and delays; the risk that newly introduced products may contain undetected errors or defects or otherwise not perform as anticipated; the company’s ability to predict accurately the demand for its products, and products under development, and to develop strategies to address its markets successfully; risks relating to technological change and the introduction of new products by the Company’s competitors; risks relating to intellectual property and the inherent uncertainty of law suits alleging patent infringement that have been filed or threatened against, or filed by, the Company; risks relating to the conduct of the business worldwide, risks related to currency exchanges and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based, Further discussion of risk factors is also available in the Company’s SEC filings.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.icos.be

-tables to follow-

ICOS Vision Systems Corporation NV

Consolidated Statements of Operations according to US GAAP

(in thousands of EURO, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	19,684	24,685	51,952	73,016
Cost of goods sold	7,572	9,542	20,375	28,655

Gross profit	12,112	15,143	31,577	44,361

Operating expenses:
Research & development	2,733	2,372	8,030	6,424
Selling, general & administrative	5,064	4,452	14,165	13,735
Total operating expenses	7,797	6,824	22,195	20,159

Income from operations	4,315	8,319	9,382	24,202

Other income (loss):
Interest income, net	176	28	441	87
Other income	47	47	136	124
Foreign currency exchange loss	(43)	(151)	(441)	(229)
Net other income (loss)	180	(76)	136	(18)

Net income before taxes	4,495	8,243	9,518	24,184

Income taxes	1,226	2,466	2,462	7,131

Net income	3,269	5,777	7,056	17,053
Basic earnings per share	0.31	0.55	0.67	1.62
Weighted average number of shares	10,540,810	10,523,810	10,531,958	10,514,759
Diluted earnings per shares	0.31	0.54	0.66	1.59
Diluted weighted average number of shares	10,709,276	10,698,218	10,705,835	10,705,375

ICOS Vision Systems Corporation NV

CONSOLIDATED BALANCE SHEETS according to US GAAP

(in thousands of EURO)

	September 30, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	50,864	42,179
Trade accounts receivable, net	17,997	16,166
Inventories, net	20,270	18,063
Prepaid expenses and other current assets	2,533	2,864

Total current assets	91,664	79,272

Net property and equipment	10,199	10,134
Intangible assets	4,569	5,505
Other assets	1,995	2,115

Total Assets	108,427	97,026

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Trade accounts payable	7,537	5,466
Short-term borrowings & current portion long-term debt	671	681
Other current liabilities	12,697	12,168

Total current liabilities	20,905	18,315

Long-term debt, excluding current portion	4,043	4,490
Other long-term liabilities	1,436	1,313

Total liabilities	26,384	24,118

STOCKHOLDERS’ EQUITY
Common stock	3,242	3,237
Additional paid-in-capital	22,452	22,396
Retained earnings	57,335	50,279
Accumulated other comprehensive income (loss)	(986)	(3,004)

Total stockholders’ equity	82,043	72,908

Total liabilities and stockholders’ equity	108,427	97,026

ICOS Vision Systems Corporation NV

CONSOLIDATED STATEMENTS OF CASH FLOWS ACCORDING TO US GAAP

(in thousands of EURO)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income	3,269	5,777	7,056	17,053
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	513	492	1,503	787
Allowance for doubtful debts	6	(75)	105	(18)
Deferred tax expense (benefit)	497	1,693	611	3,760
Loss on disposal of property and equipment	1	—	20	1
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(640)	1,051	(878)	(8,620)
Decrease (increase) in inventories	(2,014)	256	(1,263)	(6,595)
Decrease (increase) in prepaid expenses and other current assets	(4)	662	498	(1,008)
Decrease (increase) in other assets	96	(29)	72	(463)
(Decrease) increase in trade accounts payable	793	(1,939)	1,910	2,589
(Decrease) increase in other current liabilities	1,417	1,301	(81)	9,567
(Decrease) increase in other long-term liabilities	(12)	209	(93)	718

Net cash provided by operating activities	3,922	9,398	9,460	17,771

Cash flows from investing activities
Additions to property and equipment	(102)	(495)	(540)	(670)
Payment for purchase of acquired intangible assets	—	—	—	(6,129)
Acquisition, net of cash received	—	—	—	(35)

Net cash used in investing activities	(102)	(495)	(540)	(6,834)

Cash flows from financing activities
Repayment of borrowings	(142)	(134)	(457)	(432)
Proceeds from shares issued in connection with the exercise of stock options	0	—	61	72
Net cash used in financing activities	(142)	(134)	(396)	(360)

Increase in cash and cash equivalents	3,678	8,769	8,524	10,577
Impact of exchange rate movements on cash	15	(113)	161	6
Cash and cash equivalents at beginning of period	47,171	31,457	42,179	29,530

Cash and cash equivalents at end of period	50,864	40,113	50,864	40,113

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: October 27, 2005	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President